SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 3, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒              Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐         No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐         No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐         No: ☒

Nokia Corporation

Stock Exchange Release

August 3, 2015 at 08:00 (CET +1)

Nokia completes next stage of transformation with agreement to sell HERE to automotive industry consortium at an enterprise value of EUR 2.8 billion

Espoo, Finland - Nokia today announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG (the “Consortium”). The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Nokia expects to book a gain on the sale and a related release of cumulative foreign exchange translation differences totaling approximately EUR 1 billion as a result of the transaction.

In April 2015, Nokia announced a review of strategic options for HERE in light of its proposed combination with Alcatel-Lucent. The announcement of this sale to the Consortium concludes that strategic review process.

Rajeev Suri, President and Chief Executive Officer of Nokia, said: “With this step we complete the latest stage of Nokia’s transformation. We integrated the former Nokia Siemens Networks, divested our Devices & Services business, and have now reached agreement on a transaction for HERE that we believe is the best path forward for our shareholders, as well as the customers and employees of HERE. Going forward, we will focus on our planned combination with Alcatel-Lucent. Once that is complete, Nokia will be a renewed company, with a world-leading network technology and services business, as well as the licensing and innovation engine of Nokia Technologies.”

HERE is developing a location cloud that harnesses the power of data generated by vehicles, devices and infrastructure to deliver real-time, predictive and personalized location services. In the automotive industry, where it serves most of the world’s leading automakers, its focus is on developing precise and accurate mapping as well as services that will enable an entirely new class of driver experiences, including highly automated driving. The company also serves the world’s leading enterprises and Internet players, including Microsoft, Samsung and SAP, and offers highly rated apps to consumers using Android, iOS and Windows Phone.

“I believe today’s announcement is a very good outcome for HERE, its customers and employees. The new ownership structure of HERE will allow us to accelerate our strategy, further scale our business and fulfill our intent to become the leading location cloud company across industries,” said HERE President Sean Fernback.

HERE has been a separate operating and reportable segment for financial reporting purposes for Nokia with a non-IFRS operating profit of EUR 46 million on net sales of EUR 552 million for the first half of 2015, and a non-IFRS operating profit of EUR 31 million on net sales of EUR 971 million for the full year 2014. In reported terms, HERE generated an operating profit of EUR 28 million for the first half of 2015, and an operating loss of EUR 1 241 million for the full year 2014, with the latter including a EUR 1 209 million charge for the impairment of goodwill. At the end of June 2015, HERE had 6 454 employees. Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards. HERE will continue to operate as a business of Nokia until the closing of the transaction.

Upon closing of the HERE transaction, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies. Nokia Networks will continue to be a leading provider of broadband infrastructure software and services. Nokia Technologies will continue to provide advanced technology development and licensing. Nokia’s proposed combination with Alcatel-Lucent is expected to close in the first half of 2016, subject to customary closing conditions and regulatory approvals, and will create an innovation leader in next generation technology and services for an IP connected world.

Nokia suspended its capital structure optimization program in conjunction with the announcement of the proposed combination with Alcatel-Lucent. As previously stated, Nokia intends to evaluate the resumption of a capital structure optimization program after the closing of the proposed Alcatel-Lucent transaction.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

About HERE

HERE, a Nokia company, is a leader in navigation, mapping and location experiences. We build high-definition (HD) maps and combine them with cloud technology to enable rich, real-time location experiences in a broad range of connected devices - from smartphones and tablets to wearables and vehicles. To learn more about today’s announcement, visit the HERE 360 blog.

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

HERE Communications

https://company.here.com/newsroom/contacts/
Email: press@here.com

Brunswick (adviser to Nokia)
Tel. +44 207 404 5959
Tel. +49 89 809902512

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Forward-looking Statements

This press release contains forward-looking statements, such as statements that relate to the potential combination involving Alcatel-Lucent, Nokia’s future financial expectations, and the potential transaction involving our HERE business. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “would,” “will,” “may” and similar expressions. These statements are based on current decisions and plans and currently known factors. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties include: the impact of the potential combination involving Alcatel-Lucent; the impact of the potential transaction involving HERE; the performance of the global economy; the receipt of regulatory approval for the HERE and Alcatel-Lucent transactions; the effect of changes in governmental regulations, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission.

Enclosures:

Nokia stock exchange release dated August 3, 2015:

Nokia completes next stage of transformation with agreement to sell HERE to automotive industry consortium at an enterprise value of EUR 2.8 billion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal